NEWS RELEASE 07-19	April 25, 2007

PORPHYRY COPPER-GOLD MINERALIZATION EXPANDS SIGNIFICANTLY AT HALILAGA, NW TURKEY

Fronteer Development Group Inc. ("Fronteer") (FRG – TSX/AMEX) is pleased to report that encouraging porphyry copper-gold mineralization at Halilaga has been extended by an additional 800 metres along strike. Mineralization has now been intersected over a one kilometre strike length in eight widely-spaced drill holes, demonstrating the potential for this property to host an economically significant copper-gold deposit.

Drill hole HD-08, drilled 800 metres east of previously released holes, has intersected:

  0.91 grams per tonne gold and 0.41% copper over 43.9 metres as part of a broader interval that returned 0.50 grams per tonne gold and 0.26% copper over 267.3 metres.

Drill hole HD-07A, drilled 400 metres east of the previously released holes, has intersected:

  0.30 grams per tonne gold and 0.22% copper over 241.2 metres; including 0.52 grams per tonne gold and 0.35% copper over 10.0 metres.

“We continue to be encouraged by the size and continuity of this new porphyry system,” says Dr. Mark O’Dea, Fronteer President and CEO. “All eight holes that intersected this new system have returned significant copper-gold grades over an average thickness of 250 metres”.

TABLE OF SIGNIFICANT ASSAYS

Hole No.		From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)	AuEQ (g/T)[1]	CuEQ (%)[1]
HD-01	Entire Interval	0.00	298.20	298.20	0.50	0.53	2.43	0.67
	Including	0.00	105.40	105.40	1.03	1.03	4.78	1.32
	Including	23.85	49.60	25.75	0.93	2.14	8.72	2.40
	Including	49.60	287.00	237.40	0.44	0.43	2.01	0.55
HD-02	Entire Interval	0.00	292.80	292.80	0.40	0.35	1.67	0.46
	Including	4.70	233.00	228.30	0.47	0.41	1.96	0.54
	Including	15.00	91.40	76.40	0.59	0.63	2.88	0.80
	Including	15.00	32.00	17.00	0.73	1.04	4.52	1.24
	Including	81.30	91.40	10.10	1.35	1.18	5.65	1.56
HD-03	Entire Interval	0.00	242.90	242.90	0.14	0.16	0.72	0.20
	Including	101.80	109.70	7.90	0.46	0.24	1.33	0.37
HD-04	Entire Interval	0.00	320.40	320.40	0.40	0.48	2.15	0.59
	Including	0.00	110.80	110.80	0.74	0.89	3.98	1.10
	Including	22.30	84.80	62.50	0.91	1.34	5.79	1.59
HD-07A	Entire Interval	0.00	330.70	330.70	0.23	0.17	0.85	0.23
	Including	61.30	302.50	241.20	0.30	0.22	1.10	0.30
	Including	78.50	167.50	89.00	0.33	0.23	1.17	0.32
	Including	237.50	302.50	65.00	0.34	0.26	1.29	0.36
	Including	263.50	273.50	10.00	0.52	0.35	1.79	0.50

Table continued on Page 2

Table Continued

Hole No.		From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)	AuEQ (g/T)[1]	CuEQ (%)[1]
HD-08	Entire Interval	167.20	434.50	267.30	0.50	0.26	1.45	0.40
	Including	208.70	248.00	39.30	0.36	0.19	1.05	0.29
	Including	248.00	381.05	133.05	0.69	0.34	1.93	0.53
	Including	248.00	328.20	80.20	0.81	0.38	2.19	0.61
	Including	258.30	302.20	43.90	0.91	0.41	2.40	0.66
HRC-02	Entire Interval	0.00	145.50	145.50	0.36	0.34	1.60	0.44
	Including	0.00	78.00	78.00	0.48	0.47	2.19	0.60
	Including	4.50	25.50	21.00	0.69	0.92	4.04	1.11
HRC-03	Entire Interval	0.00	100.50	100.50	0.20	0.20	0.93	0.26
	Including	0.00	16.50	16.50	0.38	0.36	1.69	0.47
	Including	9.00	16.50	7.50	0.51	0.75	3.24	0.89

1Copper and gold-equivalent calculations use metal prices of US$689/oz for gold and US$3.65/lb for copper. Metallurgical testing has yet to be conducted for the Halilaga project. Therefore, copper and gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.
AuEq g/T = Au g/T + (Cu% * 3.64)
CuEq % = Cu% + (Au g/T * 0.28)

The true width of mineralized zones is estimated to be 90 per cent of those stated.

Currently, there is one drill rig turning at Halilaga. The 2007 exploration program is focused primarily on the broader geophysical footprint of the Central Zone, as well as drilling into the wide zone of known surface mineralization. Teck Cominco Limited’s Turkish subsidiary (“TCAM”) has the property under option from Fronteer and is currently the operator. TCAM has exercised its right to earn back a 60% interest in the Halilaga project, which is 100%-owned by Fronteer.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. There are currently nine drill rigs operating in Turkey on three projects. Fronteer has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon. Fronteer has a strong balance sheet and holds approximately a 47% interest in Aurora Energy Resources (AXU – TSX). For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations
Jessica Delaney, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Assay results have been prepared under the guidance of Ian Cunningham-Dunlop, P. Eng, Vice President, Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation size of future exploration budgets and exploration potential involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.